

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 18, 2015

<u>Via E-Mail</u>
Mr. Brad Bernstein
Chief Executive Officer and Director
FlexShopper, Inc.
2700 North Military Trail, Suite 200
Boca Raton, FL 33431

> **Re:** **FlexShopper, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 22, 2015**
> **File No. 333-201644**

Dear Mr. Bernstein:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The registration fee table indicates that you are registering 1,773,027 placement agent's warrants to purchase common stock. The prospectus, however, includes no disclosure relating to the offer and sale of warrants. Please revise the prospectus to include disclosure relating to the offer and sale of the warrants being registered. Alternatively, if you do not intend to offer the warrants for resale, please remove the warrants from the registration fee table.

2. To the extent that you do not expect to report income from continuing operations before taxes for the year ended December 31, 2014, please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Registration Statement Facing Page

3. The EDGAR system indicates that your primary standard industrial classification code number is 7359, not 6153. Please revise.

Market and Industry Data, page 3

4. We note the disclosure concerning the sources of certain information included in the registration statement. Disclose whether you funded or were otherwise affiliated with any of the sources.

5. We note the statement that "we do not make any representation as to the accuracy of the information." Since you are responsible for the entire contents of the registration statement, you may not use language that could be interpreted as a disclaimer of the information that you have chosen to include in the registration statement. Please revise.

Special Note Regarding Forward-Looking Statements, page 4

6. We note the phrase "within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934" in the first paragraph. Since FlexShopper is a penny stock issuer, FlexShopper is ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act, and delete the phrase. Alternatively, disclose that FlexShopper is ineligible to rely on the safe harbor provision because it is a penny stock issuer.

Risk Factors, page 5

Our customers can return merchandise without penalty, page 6

7. Please quantify customer return volume during each of the periods presented in the financial statements.

Control of FlexShopper, page 11

8. Please quantify the "substantial percentage" of the voting control of your capital stock beneficially owned by your executive officers, directors, and principal stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Summary of Critical Accounting Policies, page 16

General

9. Please disclose a critical accounting policy for your provision for uncollectible accounts, including the assumptions used in your determination of the reserve at September 30, 2014.

Lease Merchandise, page 17

10. Given the significance of your impairment charge during the nine months ended September 30, 2014, please expand your narrative to more fully describe the impairment indicators that existed during the period, how you determined the amount of your reserve, and the assumptions you used in your determination.

Results of Operations, page 17

Sale of Anchor, page 18

11. Please more fully describe the sale of Anchor, including the consideration received, the gain recognized in the financial statements and your accounting treatment of the transaction as a discontinued operation.

Plan of Operation and Capital Resources, page 19

12. You mention that during fiscal 2014 you entered into "a secured promissory note with a principal stockholder pursuant to which we may borrow up to $1,000,000 at an interest rate of 15% per annum, payable upon demand." Please tell us whether this amount was borrowed as of September 30, 2014 and, if so, where it is reflected in your financial statements.

13. Please quantify the amount of additional financing that you will need to support your growth over the next 12 to 15 months.

Liquidity, page 20

14. Please tell us and revise your registration statement to discuss the reason that over 95% of your gross accounts receivable at September 30, 2014 has been reserved for in your provision for uncollectible accounts.

Changes in Registrant's Certifying Accountant, page 21

15. Please revise your registration statement to include, as an exhibit, a letter from your former accountants stating whether it agrees with your disclosure, as required by Item 304(a)(3) of Regulation S-K.

Properties, page 25

16. Please file the January 2014 amendment to the lease agreement as an exhibit to the registration statement.

Legal Proceedings, page 25

17. Please update the disclosures in the second and third paragraphs to the most recent date practicable.

Management, page 26

18. For Messrs. T. Scott King and Carl Pradelli, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that each of them should serve as a director in light of the business and structure of the company. See Item 401(e)(1) of Regulation S-K.

Employment Agreements, page 32

19. It appears that the employment agreement of Mr. Brad Bernstein may have expired on January 31, 2015. Please update the disclosure.

Principal Stockholders, page 40

20. Please provide a complete business, mailing, or residence address for each beneficial owner. See Item 403(a) of Regulation S-K.

Selling Security Holders, page 42

21. It appears that the footnote number next to the name of Spring Sunshine Corporation in the table should be (3). Similarly, it appears that the footnote number next to the name of Lirtzman Group, LLC in the table should be (2). Please revise.

22. It appears that the penultimate paragraph in this section relating to material relationships is incomplete. Please revise.

Description of Capital Stock, page 46

23. Disclosure that the 342,819 shares of series 1 preferred stock is convertible into 1,988.35014 shares of common stock is inconsistent with disclosure on page 40 that the 342,819 shares of series 1 preferred stock is convertible into 1,984,870 shares of common stock. Please reconcile the disclosures.

Common Stock, page 46

24. Please disclose whether holders of common stock have cumulative voting rights in the election of directors.

Audited Financial Statements for the Years Ended December 31, 2013 and 2012, page F-1

Consolidated Balance Sheets, pages F-3

25. Please revise the stockholders' section of your balance sheets to disclose the number of shares issued or outstanding, as appropriate, for your preferred and common stock. Refer to Rule 5-02.29 of Regulation S-X. This comment also applies to your unaudited balance sheet on page S-2.

Unaudited Financial Statements for the Interim Periods Ended September 30, 2014 and 2013, page S-1

Note 6. Capital Structure, page S-11
Common Stock, page S-12

26. We refer to your statement that "during the second and third quarters of 2014, the Company received net proceeds from this offering of $5,472,008 from the sale of 11,574,730 shares of its Common Stock..." We also note from your disclosure in note 13 that you received gross proceeds of $135,000 from the sale of 245,456 common shares in October 2014. Please tell us how total gross proceeds of $5.6 million for the aforementioned stock sales reconciles with your disclosure that "from May through October 2014, the Company received gross proceeds of $6,501,101 from the sale of 11,820,187 shares…"

Recent Sales of Unregistered Securities, page II-2

27. For the 14,493 shares of common stock issued in November 2013 for services rendered, please state the value of the services received by FlexShopper. See Item 701(c) of Regulation S-K.

28. The bullet point at the end of this section refers to "transactions described in paragraphs (4), (5) and (6)." We are unable to locate those paragraphs. Please revise.

Exhibits, page II-4

29. We are unable to locate on the EDGAR system the filings incorporated by reference in footnotes (7), (8), and (12). Please revise and advise.

Exhibit 99.3

30. We are unable to locate on the EDGAR system the exhibit incorporated by reference. Please revise and advise.

Undertakings, page II-5

31. Please remove the undertaking under (5) as it does not appear are applicable to this offering.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Steven Morse, Esq.
        Morse & Morse, PLLC
        1400 Old Country Road, Suite 302
        Westbury, NY 11590